UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25



                        Commission File Number 001-09819

                           NOTIFICATION OF LATE FILING

(Check one):  [   ] Form 10-K  [   ]  Form 20-F  [   ]  Form 11-K  [X] Form 10-Q
              [   ] Form N-SAR [   ]  Form N-CSR

For Period Ended: June 30, 2005

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:  ----------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------



                        PART I -- REGISTRANT INFORMATION


                               Dynex Capital, Inc.
                             Full Name of Registrant


                            Former Name if Applicable

                            4551 Cox Road, Suite 300
            Address of Principal Executive Office (Street and Number)

                           Glen Allen, Virginia 23060
                            City, State and Zip Code




--------------------------------------------------------------------------------


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.



--------------------------------------------------------------------------------


                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 by the prescribed date, because it was unable to timely obtain some of the information necessary to complete the preparation of the Company's financial statements. The Company is in the process of reviewing its filing and will file the Form 10-Q as soon as possible (and no later than the 5th calendar day following the prescribed due date). The Company could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.



--------------------------------------------------------------------------------


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Stephen J. Benedetti              804                     217-5837
                (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      Yes [ X ]      No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.



--------------------------------------------------------------------------------


                               Dynex Capital, Inc.
                  (Name of Registrant as Specified in Charter)
             has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date: August 15, 2005                   By:  /s/ Stephen J. Benedetti
                                            ------------------------------------
                                            Stephen J. Benedetti
                                            Executive Vice President and
                                              Chief Financial Officer